SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 4 ON THE AGENDA:
(To resolve on the authorization for the Board of Directors to increase the share capital, with the corresponding amendment to paragraph 3 of Article Four of the Articles of Association)

Whereas:

A) Article 456 of the Portuguese Companies Code sets forth that the articles of association of a company may permit the board of directors to increase the share capital, on one or more occasions, through capital contributions in cash. The articles of association shall establish the conditions for exercising the power conferred to the board of directors and they must fix the maximum limit for such share capital increases;

B) The current paragraph 3 of article Four of the Articles of Association establishes that the Board of Directors may, with the favourable opinion of the Statutory Audit Board (which, pursuant to the resolution taking place under item 1 of the Agenda, shall be replaced by the Audit Committee), increase the Company’s share capital, on one or more occasions, through capital contributions in cash, up to Euro 360,000,000, after a resolution has been passed by the General Meeting of Shareholders fixing the parameters to which such share capital increase or increases shall be subject.

C) The authorisation set out in the Articles of Association and referred to in the preceding whereas has lapsed, once the legally established 5 year period during which such power could be used has lapsed.

D) On 27 April 2007, the General Meeting of Shareholders approved the possible issue of convertible bonds which may be adopted by a resolution of the Board of Directors, pursuant to the law and the Articles of Association and in accordance with the parameters set out by such General Meeting of Shareholders’ resolution;

E) Under the terms of such resolution, share capital increases as required for the satisfaction of the requests that may be presented for conversion of the abovementioned bonds, as well as the parameters for such implicit share capital increases were approved;

F) It is important to ensure that the Board of Directors is able to perform all the share capital increases that may be necessary to guarantee the satisfaction of all conversion into shares requests that may occur in respect of the convertible bonds possibly issued by the Company and, for such purpose, the Articles of Association shall be amended, in order to update the generic authorisation to the approval of share capital increases by the Board of Directors, set forth in paragraph 3 of Article Fourth of the Articles of Association;

G) This resolution shall be assessed in light of the corporate governance model that was approved under item 1 on the Agenda;

We propose that it be resolved:

(a) That the Board of Directors be authorised to increase the share capital, on one or more occasions, through capital contributions in cash, up to Euro 15,000,000, with the favourable opinion of the Audit Committee and after a resolution has been passed by the General Meeting of Shareholders fixing the parameters to which such share capital increase or increases shall be subject, with the corresponding amendment to paragraph 3 of Article Four of the Articles of Association, to read as follows:

“ARTICLE FOUR
Share Capital

1. (...)

2. (…)

3. The Board of Directors may, with the favourable opinion of the Audit Committee, increase the share capital, on one or more occasions, through capital contributions in cash up to Euro 15,000,000, after a resolution has been passed by the general meeting of shareholders fixing the parameters to which such share capital increase or increases shall be subject.”

(b) That the wording of paragraph 3 of Article Four of the Articles of Association be deemed automatically adjusted in the event the proposal under item 1 on the Agenda is not approved.

Lisbon, 9 May 2007

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.